ClickSoftware Contact:	Investor Relations Contact:
Noa Schuman	Rob Fink
Investor Relations	KCSA Strategic Communications
+972-3-7659-467	212-896-1206
Noa.Schuman@clicksoftware.com	rfink@kcsa.com

Hannan Carmeli Promoted to Co-CEO as ClickSoftware Continues to Gear Up Towards Accelerated Growth in the Years to Come

BURLINGTON, Mass., June 21, 2013 - ClickSoftware Technologies Ltd. (NasdaqGS: CKSW), the leading provider of automated mobile workforce management and optimization solutions for the service industry, today announced that the Board of Directors has promoted Mr. Hannan Carmeli to the position of Co-CEO. Mr. Carmeli previously held the title of President and Chief Operating Officer, and will join Dr. Moshe BenBassat who will continue to act as ClickSoftware’s Chairman and CEO.

Under the new organization, Dr. BenBassat and Mr. Carmeli will work hand-in-hand in building the Company’s strategy, caring for its customers and running its operations. Dr. BenBassat will focus his leadership, visionary spirit and deep industry knowledge on product innovation and strategic marketing, while Mr. Carmeli will use his broad experience, execution skills and leadership to manage all field operations. Together they will take ClickSoftware to the next level.

“I am excited with the opportunity to lead ClickSoftware together with Moshe,” said Mr. Carmeli. “We are blessed with the levels of talent and experience presented by our management team and the whole ClickSoftware family. Together with the eco-system built around us we are ready to scale new heights. I am looking forward to working with our Board of Directors and Moshe in order to realize the vast potential ahead of us,” he added.

“My long-time partner Hannan certainly deserves this promotion and I welcome him at the top,” said Dr. BenBassat, ClickSoftware’s Chairman and CEO. “As we continue to gear up towards accelerated growth in the years to come, we need executive level focus and capacity, as well as greater breadth and depth to cover additional geographies, new industry verticals and new cutting-edge products. This organizational structure is ideal to leverage our combined skills and experience to establish the platform for continuing innovation, market leadership and on-going growth,” he added.

About ClickSoftware

ClickSoftware (NasdaqGS: CKSW) is the leading provider of automated mobile workforce management and service optimization solutions for the enterprise, both for mobile and in-house resources. As pioneers of the “Service chain optimization” and “The real-time service enterprise” concepts, our solutions provide organizations with end-to-end visibility and control of the entire service management chain by optimizing forecasting, planning, shift and task scheduling, mobility and real-time management of resource and customer communication.

Available via the cloud or on-premise, our products incorporate best business practices and advanced decision-making algorithms to manage service operations more efficiently, in a scalable, integrated manner. Our solutions have become the backbone for many leading organizations worldwide by addressing the fundamental question of job fulfillment: Who does What, for Whom, With what, Where and When.

ClickSoftware is the premier choice for delivering superb business performance to service sector organizations of all sizes. The Company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific. For more information, please visit www.clicksoftware.com and follow us on Twitter, the content of which is not a part of this press release.

To download ClickSoftware’s investor relations app, which offers access to SEC documents, press releases, videos, audiocasts and more, please visit https://itunes.apple.com/us/app/cksw-ir/id530880886?mt=8 to download on your iPhone and iPad, or https://play.google.com/store/apps/details?id=com.theirapp.ckswir&hl=en for your Android mobile device.

Safe Harbor for Forward Looking Statements

This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, including continuing innovation, future growth and market leadership. Such “forward-looking statements” involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2012 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.